Pursuant to Rule 424(b)(2)
Registration No. 333-207923
No. 333-207923-01

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Senior Floating Rate Notes due 2021	$500,000,000	100.000%	$500,000,000	$62,250.00
3.900% Senior Notes due 2028	$800,000,000	99.900%	$799,200,000	$99,500.40
4.875% Senior Notes due 2044	$200,000,000	104.688%	$209,376,000	$26,067.32
Guarantees of Senior Notes of Phillips 66 by Phillips 66 Company	—	—	—	—	(2)
Total	$1,500,000,000		$1,508,576,000	$187,817.72

(1)	The registration fee of $187,817.72 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.
(2)	No separate consideration is received for these guarantees. Accordingly, pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no registration fee is required with respect to such guarantees.

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 10, 2015)

$1,500,000,000

Phillips 66

$500,000,000 Floating Rate Senior Notes due 2021
$800,000,000 3.900% Senior Notes due 2028
$200,000,000 4.875% Senior Notes due 2044

fully and unconditionally
guaranteed by

Phillips 66 Company

We are offering $1,500,000,000 aggregate principal amount of notes, consisting of  $500,000,000 aggregate principal amount of Floating Rate Senior Notes due 2021, or the “2021 notes,” $800,000,000 aggregate principal amount of Senior Notes due 2028 bearing interest at 3.900% per year, or the “2028 notes,” and $200,000,000 aggregate principal amount of Senior Notes due 2044 bearing interest at 4.875% per year, or the “new 2044 notes.” The new 2044 notes are being offered as additional notes under the indenture, dated March 12, 2012, pursuant to which we issued $1,500,000,000 aggregate principal amount of 4.875% Senior Notes due 2044, or the “existing 2044 notes.” We refer to the new 2044 notes and the existing 2044 notes, collectively, as the “2044 notes.” The new 2044 notes and the existing 2044 notes will be treated as a single series of senior debt securities under the indenture and, immediately upon settlement, the new 2044 notes will have the same CUSIP number as and will trade interchangeably with the existing 2044 notes. The 2021 notes will mature on February 26, 2021, the 2028 notes will mature on March 15, 2028 and the 2044 notes will mature on November 15, 2044. We use the term “notes” to refer to all series of notes collectively. The notes will be fully and unconditionally guaranteed by Phillips 66 Company.

Phillips 66 will pay interest on the 2021 notes quarterly in arrears at a floating rate, reset quarterly, equal to three-month LIBOR plus 0.60% per annum. Phillips 66 will pay interest on the 2028 notes semiannually on March 15 and September 15 of each year, beginning September 15, 2018, and will pay interest on the 2044 notes semiannually on May 15 and November 15 of each year, beginning May 15, 2018.

Phillips 66 may elect to redeem any or all of the 2021 notes at any time beginning on March 1, 2019, upon 15 days’ notice, at a price equal to 100% of the principal amount of 2021 notes redeemed plus accrued but unpaid interest to, but not including, the redemption date. Phillips 66 may elect to redeem any or all of the 2028 notes or the 2044 notes at any time at the prices specified in this prospectus supplement plus accrued but unpaid interest to, but not including, the redemption date. The redemption prices are described beginning on page S-10 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public Offering Price(1)	Underwriting Discount	Offering Proceeds to Phillips 66, Before Expenses
Per Floating Rate Senior Note due 2021	100.000%	0.350%	99.650%
Total(1)	$500,000,000	$1,750,000	$498,250,000
Per 3.900% Senior Note due 2028	99.900%	0.650%	99.250%
Total(1)	$799,200,000	$5,200,000	$794,000,000
Per 4.875% Senior Note due 2044(2)	104.688%	0.875%	103.813%
Total	$209,376,000	$1,750,000	$207,626,000

(1)	Plus accrued interest from March 1, 2018, if settlement occurs after that date.
(2)	Plus accrued interest from November 15, 2017 (the most recent interest payment date for the existing 2044 notes) to, but excluding, the delivery date of the new 2044 notes, which is expected to be March 1, 2018. For the period from November 15, 2017 to March 1, 2018, accrued interest would equal $14.35 per $1,000 principal amount of 2044 notes.

Delivery of the notes in book-entry form only will be made through The Depository Trust Company, Clearstream Banking S.A. and the Euroclear system on or about March 1, 2018, against payment in immediately available funds.

Joint Book-Running Managers

Deutsche Bank Securities	Citigroup	Goldman Sachs & Co. LLC

Mizuho Securities	Scotiabank

BNP PARIBAS	Credit Suisse	MUFG	TD Securities
BofA Merrill Lynch	Barclays	J.P. Morgan	RBC Capital Markets

Co-Managers

UniCredit Capital Markets	COMMERZBANK	HSBC	PNC Capital Markets LLC	SMBC Nikko

SunTrust Robinson Humphrey	The Williams Capital Group, L.P.	US Bancorp	Wells Fargo Securities

February 26, 2018

You should rely only on the information we have included or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you. We have not, and the underwriters have not, authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We and the underwriters are offering to sell the notes only in places where sales are permitted. You should assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the guarantees. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We expect that delivery of the notes will be made against payment therefor on or about March 1, 2018, which will be the third business day (T+3) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes should consult their own advisors.

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SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference, in their entirety before making an investment decision.

In this prospectus supplement and the accompanying prospectus, we refer to Phillips 66, its wholly owned and majority owned subsidiaries (including Phillips 66 Company) and its ownership interest in equity affiliates as “we” or “Phillips 66,” unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, which is typically between 20% and 50%.

The terms “ 2021 notes,” “2028 notes” and “2044 notes” refer to the Floating Rate Senior Notes due 2021, the 3.900% Senior Notes due 2028 and the 4.875% Senior Notes due 2044, respectively, issued by Phillips 66. The term “notes” refers to all series of notes issued by Phillips 66 pursuant to this offering, collectively.

About Phillips 66 and Phillips 66 Company

Phillips 66 is an energy manufacturing and logistics company with midstream, chemicals, refining, and marketing and specialties businesses. Headquartered in Houston, Texas, Phillips 66 had approximately 14,600 employees and $54 billion of assets as of December 31, 2017.

Phillips 66 Company is a direct, wholly owned operating subsidiary of Phillips 66.

The Offering

Issuer
Phillips 66
Securities Offered
$500 million principal amount of Floating Rate Senior Notes due 2021
$800 million principal amount of 3.900% Senior Notes due 2028
$200 million principal amount of 4.875% Senior Notes due 2044
The new 2044 notes constitute a further issuance of our 4.875% Senior Notes due 2044, which were issued originally on November 17, 2014. The new 2044 notes offered by this prospectus supplement and the existing 2044 notes will be treated as a single class of debt securities under the indenture described herein. Upon completion of this offering, $1,700 million in aggregate principal amount of 2044 notes will be outstanding.
Maturity Dates
February 26, 2021, for the 2021 notes
March 15, 2028, for the 2028 notes
November 15, 2044, for the 2044 notes
Interest Payment Dates
Interest on the 2021 notes will be paid quarterly in arrears on February 26, May 26, August 26 and November 26 of each year, commencing May 29, 2018 (the next succeeding business day after May 26, 2018).
Interest on the 2028 notes will be payable semi-annually on March 15 and September 15 of each year, commencing September 15, 2018.
Interest on the 2044 notes will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2018.
Optional Redemption
Prior to March 1, 2019, Phillips 66 may not redeem the 2021 notes. Beginning on March 1, 2019, Phillips 66 may redeem the 2021 notes at any time upon 15 days’ notice in principal amounts of $2,000 or any integral multiple of $1,000 above that amount at a redemption price equal to 100% of the principal amount of the 2021 notes, plus accrued but unpaid interest thereon to, but not including, the redemption date.
Prior to December 15, 2027 (the date that is three months prior to the maturity date of the 2028 notes) and May 15, 2044 (the date that is six months prior to the maturity date of the 2044 notes), Phillips 66 may elect to redeem any or all of the 2028 notes or the 2044 notes, as applicable, at any time in principal amounts of $2,000 or any integral multiple of $1,000 above that amount. Phillips 66 will pay an amount equal to the principal amount of notes redeemed plus a make-whole premium. Phillips 66 will also pay accrued but unpaid interest to, but not including, the redemption date.
Beginning on December 15, 2027 and May 15, 2044, Phillips 66 may redeem the 2028 notes or the 2044 notes, as applicable, at a redemption price equal to 100% of the principal amount of the respective notes, plus accrued but unpaid interest thereon to, but not including, the redemption date.
Please read “Description of the Notes — Redemption.”
Guarantees
Phillips 66 Company will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the notes, when and as it becomes due and payable, whether at maturity or otherwise.
Ranking
The notes will constitute senior unsecured debt of Phillips 66 and will rank:
• equally with its senior unsecured debt from time to time outstanding;
• senior to its subordinated debt from time to time outstanding; and
• effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries, other than Phillips 66 Company, from time to time outstanding.
Covenants
We will issue the notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:
• incur debt secured by liens;
• engage in sale/leaseback transactions; and
• merge, consolidate or transfer all or substantially all of our assets.
Lack of a Public Market for the Notes
There are no existing trading markets for the 2021 notes and the 2028 notes. The new 2044 notes will constitute one series with the existing 2044 notes, for which a trading market currently exists. Nevertheless, there can be no assurance regarding:
• any future development or liquidity of a trading market for any series of notes;
• your ability to sell your notes at all; or
• the prices at which you may be able to sell your notes.

Future trading prices of the notes will depend on many factors, including:
• prevailing interest rates;
• our operating results and financial condition; and
• the markets for similar securities.
We do not currently intend to apply for the listing of any series of notes on any securities exchange or for quotation of the notes in any dealer quotation system.
Risk Factors
You should carefully consider all the information in this prospectus supplement and the accompanying base prospectus (including all the information that is incorporated by reference herein and therein) in deciding whether to invest in the notes.
Use of Proceeds
We expect the net proceeds from the offering of the notes to be approximately $1.5 billion, after deducting underwriting discounts and estimated expenses of the offering that we will pay. We expect to use the net proceeds to reduce outstanding commercial paper borrowings and for general corporate purposes.
Further Issues
The new 2044 notes constitute a further issuance of our 4.875% Senior Notes due 2044, which were issued originally on November 17, 2014 in an aggregate principal amount of $1,500 million. Upon completion of this offering, $1,700 million in aggregate principal amount of 2044 notes will be outstanding. The 2021 notes will be limited initially to $500 million in aggregate principal amount and the 2028 notes will be limited initially to $800 million in aggregate principal amount. We may, however, “reopen” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders.
Governing Law
The notes will be governed by, and construed in accordance with, the laws of the State of New York.

RISK FACTORS

You should carefully consider the following risk factors described below and any specific risks set forth under the caption “Risk Factors” in Phillips 66’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for risks related to Phillips 66 and Phillips 66 Company, before making an investment decision. For more information, see “Where You Can Find More Information” in the accompanying prospectus.

Risk Factors Related to the Floating Rate Senior Notes

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the value of and return on the floating rate notes. LIBOR is the subject of recent national and international regulatory guidance and proposals for reform.

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, which may adversely affect the trading market for LIBOR based securities, including the floating rate notes, or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited (the independent administrator of LIBOR) or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which LIBOR rates are determined may result in a sudden or prolonged increase or decrease in reported LIBOR rates. If that were to occur, the level of interest payments would be affected and the value of the floating rate notes may be materially affected.

Further, if a LIBOR rate is not available on an LIBOR Determination Date, the terms of the floating rate notes will require alternative determination procedures which may result in interest payments differing from expectations and could materially affect the value of the floating rate notes. If a published LIBOR rate is unavailable, the rate on the floating rate notes will be determined as set forth under “Description of the Notes — Interest on the 2021 Notes.”

USE OF PROCEEDS

We expect the net proceeds from the offering of the notes to be approximately $1.5 billion, not including accrued interest in the amount of approximately $2.9 million for the 2044 notes, after deducting underwriting discounts and estimated expenses of the offering that we will pay. We expect to use the net proceeds to reduce outstanding commercial paper borrowings and for general corporate purposes. Pending such application of the net proceeds, we expect to invest the net proceeds primarily in cash, cash equivalents and U.S. government securities. As of February 23, 2018, the amount of commercial paper outstanding was $1,900 million with a weighted average interest rate of 1.893% per annum and a weighted average remaining maturity of approximately seven days. For additional information about our commercial paper program, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Capital Resources and Liquidity — Significant Sources of Capital — Commercial Paper and Credit Facilities” in our Annual Report on Form 10-K for the year ended December 31, 2017.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the historical ratio of earnings to fixed charges of Phillips 66 for each of the years in the five-year period ended December 31, 2017.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges*	6.0x	3.3x	12.0x	15.3x	15.4x

*	Fixed charges include amortization of capitalized interest for the years ended December 31, totaling approximately $13 million in 2017, $10 million in 2016, $7 million in 2015, $6 million in 2014 and $7 million in 2013.

For purposes of this table, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges, plus fixed charges (excluding capitalized interest but including amortization of amounts previously capitalized), less undistributed earnings of equity investees and preference security dividend requirements of a consolidated subsidiary. “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, that portion of rental expense believed to represent interest, and preference security dividend requirements of a consolidated subsidiary.

DESCRIPTION OF THE NOTES

We have summarized selected provisions of each series of the notes below. Phillips 66 issued the existing 2044 notes under the senior indenture, dated as of March 12, 2012, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “indenture”). Phillips 66 will issue the new 2044 notes as additional notes under the indenture, and the new 2044 notes will be treated with the existing 2044 notes as a single series of senior debt securities under the indenture. The 2021 notes and the 2028 notes will be issued under the indenture. Each series of the notes is a separate series of senior debt securities of Phillips 66 described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for other provisions that may be important to you.

In this summary description of the notes, unless we state otherwise or the context clearly indicates otherwise, all references to Phillips 66 mean Phillips 66 only and all references to Phillips 66 Company mean Phillips 66 Company only.

General

The 2021 notes will mature on February 26, 2021, and will bear interest at a floating rate, reset quarterly, equal to three-month LIBOR plus 0.60% per year as further described below in “—Interest on the 2021 Notes.”

The 2028 notes will mature on March 15, 2028, and will bear interest at 3.900% per year. Interest on the 2028 notes will accrue from March 1, 2018. In respect of the 2028 notes, Phillips 66:

•	will pay interest semiannually on March 15 and September 15 of each year, commencing September 15, 2018; and
•	will pay interest to the person in whose name a note is registered at the close of business on the March 1 or September 1 preceding the interest payment date.

The new 2044 notes constitute a further issuance of our 4.875% Senior Notes due 2044, which were issued originally on November 17, 2014. The new 2044 notes offered by this prospectus supplement and the existing 2044 notes will be treated as a single series of senior debt securities under the indenture described herein, including for purposes of determining whether the required percentage of holders of 2044 notes have given their approval or consent to an amendment or waiver or joined in directing the trustee to take certain actions on behalf of all holders of 2044 notes. The new 2044 notes offered hereby will have the same CUSIP number as the existing 2044 notes. After the consummation of this offering, $1,700 million in aggregate principal amount of 2044 notes will be outstanding and the new 2044 notes offered hereby will represent approximately 11.8% of all 2044 notes issued and outstanding.

The 2044 notes will mature on November 15, 2044 and will bear interest at 4.875% per year. Interest on the 2044 notes will accrue from November 15, 2017. In respect of the 2044 notes, Phillips 66:

•	will pay interest semiannually on May 15 and November 15 of each year, commencing May 15, 2018; and
•	will pay interest to the person in whose name a note is registered at the close of business on the May 1 or November 1 preceding the interest payment date.

In respect of the 2028 notes and the 2044 notes, Phillips 66:

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;
•	will make payments on the notes at the offices of the trustee and any paying agent; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

Phillips 66 will issue the notes only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiples of $1,000 above that amount.

Phillips 66 issued the existing 2044 notes in an aggregate principal amount of $1,500 million and will issue the new 2044 notes offered hereby in an aggregate principal amount of $200 million. The 2021 notes will be limited initially to $500 million in aggregate principal amount and the 2028 notes will be limited initially to $800 million in aggregate principal amount. We may, however, “reopen” each series of notes and issue an unlimited principal amount of additional notes of that series in the future without the consent of the holders. We may reopen a series of notes only if the additional notes issued will be fungible with the original notes of the series for U.S. federal income tax purposes.

As described in the prospectus, whether Phillips 66 is in compliance with a restrictive covenant regarding limitations on liens will depend on whether the board of directors of Phillips 66 has determined that a refinery or manufacturing plant is a principal property. Though it has not yet done so, under the terms of the indenture, Phillips 66’s board of directors has broad discretion to determine from time to time after the issuance of any senior debt securities under the indenture that a refinery or manufacturing plant is not a principal property and therefore such refinery or manufacturing plant is not subject to the covenants in the indenture.

Interest on the 2021 Notes

The 2021 notes will bear interest at a floating rate of interest, reset quarterly, from the date of original issuance or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for.

The per annum interest rate on the 2021 notes for the period from the issue date to but not including the first Interest Payment Date (as defined below) will be equal to LIBOR on February 27, 2018, plus 60 basis points (the “Initial Interest Rate”). Following the initial Interest Period, the per annum interest rate on the 2021 notes for each subsequent Interest Period will be equal to LIBOR as determined on the related LIBOR Determination Date, plus 60 basis points. The interest rate applicable to any day in a given Interest Period will be either the Initial Interest Rate or the interest rate as reset on the immediately preceding Interest Payment Date.

Interest is payable on the 2021 notes quarterly in arrears on February 26, May 26, August 26 and November 26 of each year (each, an “Interest Payment Date”). The initial Interest Payment Date will be May 29, 2018 (the next succeeding business day after May 26, 2018). The amount of interest for each day that the 2021 notes are outstanding (the “Daily Interest Amount”) will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the 2021 notes outstanding on such day. The amount of interest to be paid on the 2021 notes for each Interest Period will be calculated by adding such Daily Interest Amounts for each day in such Interest Period.

If any Interest Payment Date, other than the maturity date of the 2021 notes, falls on a day that is not a Business Day, the Interest Payment Date will be postponed to the next day that is a Business Day, except that if that Business Day is in the next succeeding calendar month, the Interest Payment Date will be the immediately preceding Business Day. If the maturity date of the 2021 notes falls on a day that is not a Business Day, the payment of interest and principal will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the maturity date. If any such Interest Payment Date (other than the maturity date) is postponed or brought forward as described above, the amount of interest for the relevant Interest Period will be adjusted accordingly.

The interest payable on the 2021 notes on any Interest Payment Date, subject to certain exceptions, will be paid to the person in whose name the 2021 notes are registered at the close of business on the 15th calendar day, whether or not a Business Day, immediately preceding the applicable Interest Payment Date; however, interest payable at maturity will be paid to the person to whom principal is payable.

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point being rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)) and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

Notwithstanding the foregoing, the interest rate on the 2021 notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The trustee initially will act as the Calculation Agent in respect of the 2021 notes. The Calculation Agent will, upon the written request of any holder of 2021 notes, provide the interest rate then in effect with respect to the 2021 notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on Phillips 66, Phillips 66 Company and the holders of the 2021 notes.

Set forth below is a summary of certain of the defined terms used for purposes of determining the interest rate payable on the 2021 notes.

“Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions in any of The City of New York, New York, Houston, Texas or a place of payment are authorized or required by law or executive order to close.

“Interest Period” means the period from, and including, an Interest Payment Date to, but excluding, the next succeeding Interest Payment Date, except for the initial Interest Period, which will be the period from, and including, the original issue date of the 2021 notes to, but excluding, the Interest Payment Date occurring on May 29, 2018 (the next succeeding business day after May 26, 2018).

“LIBOR” means, with respect to an Interest Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period beginning on the second London Banking Day after the applicable LIBOR Determination Date that appears on Reuters Page LIBOR 01 as of 11:00 a.m., London time, on such LIBOR Determination Date. If Reuters Page LIBOR 01 does not include such a rate or is unavailable on a LIBOR Determination Date, Phillips 66 will request the principal London office of each of four major banks in the London interbank market, as selected by Phillips 66, to provide such bank’s offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such LIBOR Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount of U.S. dollars for a three-month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such offered quotations are so provided, the LIBOR rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, Phillips 66 will request each of three major banks in New York City, as selected by Phillips 66, to provide such bank’s rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such LIBOR Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a three-month period beginning on the second London Banking Day after such LIBOR Determination Date. If at least two such rates are so provided, the LIBOR rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the LIBOR rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period.

“LIBOR Determination Date” means, with respect to an Interest Period, the London Banking Day that is two London Banking Days prior to the first day of such Interest Period.

“London Banking Day” is any day on which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

“Reuters Page LIBOR01” means the display so designated on the Reuters 3000 Xtra (or such other page as may replace the LIBOR01 page on that service, or such other service as may be nominated by the ICE Benchmark Administration Limited, or ICE, or its successor, or such other entity assuming the responsibility of ICE or its successor in the event ICE or its successor no longer does so, as the successor service, for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Guarantee

Phillips 66 Company will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the notes when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantee will provide that in the event of a default in the payment of principal of or any premium or interest on any of the notes, the holder of that note or the trustee may institute legal proceedings directly against Phillips 66 Company to enforce the guarantee without first proceeding against Phillips 66. The guarantee will rank equally with all of Phillips 66 Company’s other unsecured and unsubordinated debt from time to time outstanding. The obligations of Phillips 66 Company under its guarantee will be limited to the maximum amount as will result in the obligations of Phillips 66 Company under its guarantee not constituting a fraudulent transfer or conveyance.

Redemption

Prior to March 1, 2019, Phillips 66 may not redeem the 2021 notes. Beginning on March 1, 2019, Phillips 66 may redeem the 2021 notes, in whole or in part, at any time upon 15 days’ notice, in principal amounts of $2,000 or any integral multiple of $1,000 above that amount at a redemption price equal to 100% of the principal amount of the 2021 notes, plus accrued but unpaid interest thereon to, but not including, the redemption date.

Prior to December 15, 2027 (the date that is three months prior to the maturity date of the 2028 notes) and May 15, 2044 (the date that is six months prior to the maturity date of the 2044 notes), the 2028 notes and the 2044 notes will be redeemable at Phillips 66’s option, in whole or in part, at any time and from time to time, in principal amounts of $2,000 or any integral multiple of $1,000 above that amount for a redemption price, as determined by us, equal to:

•	100% of the principal amount of the notes of that series to be redeemed; and
•	a premium equal to the amount, if any, by which the sum of the present values of the Remaining Scheduled Payments on the notes being redeemed (exclusive of interest accrued to the date of redemption), assuming for such purposes that the 2028 notes were to mature on March 15, 2028 and that the 2044 notes were to mature on November 15, 2044, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points (in the case of the 2028 notes) or 30 basis points (in the case of the 2044 notes), exceeds the principal amount of the notes to be redeemed.

In each case, Phillips 66 will pay accrued but unpaid interest to, but not including, the redemption date.

Beginning on December 15, 2027 and May 15, 2044, Phillips 66 may redeem the 2028 notes or the 2044 notes, as applicable, in each case at a redemption price equal to 100% of the principal amount of the respective notes, plus accrued but unpaid interest thereon to, but not including, the redemption date.

“Treasury Rate” means the rate per year equal to:

•	the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15” or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue; provided that if no maturity is within three months before or after the maturity date for the applicable series of notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis rounding to the nearest month; or
•	if that release, or any successor release, is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

The Treasury Rate will be calculated by Phillips 66 on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes. “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.

“Comparable Treasury Price” means (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if we obtain fewer than five such Reference Treasury Dealer Quotations, the average of all quotations obtained.

“Reference Treasury Dealer” means (a) for purposes of the 2028 notes, each of (i) Deutsche Bank Securities Inc.,(ii) Citigroup Global Markets Inc., (iii) Goldman Sachs & Co. LLC, (iv) Mizuho Securities USA LLC and (v) Scotia Capital (USA) Inc., and in each case their respective successors and affiliates, and (b) for purposes of the 2044 notes, each of (i) a primary U.S. Government securities dealer designated by Mitsubishi UFJ Securities (USA), Inc. (and its successors), (ii) Citigroup Global Markets Inc. (and its successors), (iii) Credit Suisse Securities (USA) LLC (and its successors) and (iv) RBS Securities Inc. (and its successors). If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

“Remaining Scheduled Payments” means the remaining scheduled payments of the principal of and interest on each note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the note being redeemed, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that redemption date.

We will give notice of a redemption not less than 15 days nor more than 60 days before the redemption date to holders of the 2021 notes and the 2028 notes to be redeemed and not less than 30 days nor more than 60 days before the redemption date to holders of the 2044 notes to be redeemed.

If Phillips 66 redeems less than all the notes of a series, the particular notes of the series will be selected to be redeemed by lot or pursuant to the applicable procedures of The Depository Trust Company (“DTC”). Unless there is a default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Except as described above, the notes will not be redeemable by Phillips 66 prior to maturity and will not be entitled to the benefit of any sinking fund or mandatory redemption provisions.

Ranking

The notes will constitute senior unsecured debt of Phillips 66 and will rank equally with Phillips 66’s other senior unsecured debt from time to time outstanding; senior to its subordinated debt from time to time outstanding; and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries, other than Phillips 66 Company, from time to time outstanding. Phillips 66 Company’s guarantee of the notes will rank equally with all of its other unsecured and unsubordinated debt from time to time outstanding; senior to its subordinated debt from time to time outstanding; and effectively junior to its secured debt and to all debt and other liabilities of its subsidiaries from time to time outstanding.

As of December 31, 2017, as adjusted to give effect to the issuance of the notes, Phillips 66 would have had an aggregate of $11.6 billion of consolidated long-term debt. Approximately 75% of such debt would have been either issued or guaranteed by Phillips 66, Phillips 66 Company or both on a basis that would have ranked equally in right of payment with the notes and the related guarantees.

Paying Agents and Transfer Agents

The trustee will be appointed as paying agent and transfer agent for the notes. Payments on the notes will be made in U.S. dollars at the office of the trustee and any paying agent. At our option, however, payments may be made by wire transfer for notes held in book-entry form or by wire transfer or by check mailed to the address of the person entitled to the payment as it appears in the security register.

Other

We will make all payments on the notes without withholding or deducting any taxes or other governmental charges imposed by a United States jurisdiction, unless we are required to do so by applicable law. A holder of the notes may, however, be subject to U.S. federal income taxes, and taxes may be withheld on certain payments on the notes, as described under the caption “Material U.S. Federal Tax Considerations.” If we are required to withhold taxes, we will not pay any additional, or gross up, amounts with respect to the withholding or deduction.

We may at any time purchase notes on the open market or otherwise at any price. We will surrender all notes that we redeem or purchase to the trustee for cancellation. We may not reissue or resell any of these notes.

Book-Entry Delivery and Settlement

Global Notes

We will issue the notes of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg (“Clearstream”), or Euroclear Bank S.A./N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe) (“Euroclear”), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream, and JPMorgan Chase Bank, N.A. will act as the U.S. depositary for Euroclear.

DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.
•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.
•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.
•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries.
•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.
•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of Phillips 66, Phillips 66 Company, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

None of Phillips 66, Phillips 66 Company, the underwriters nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;
•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or
•	we determine not to have the notes represented by a global note.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations, and in the case of a non-U.S. holder (as defined below), estate tax considerations, that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the IRS will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of initial purchasers, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or other risk reduction transaction, U.S. expatriates, regulated investment companies, real estate investment trusts, persons subject to the alternative minimum tax, entities that are tax-exempt for U.S. federal income tax purposes, financial institutions, insurance companies, persons required to recognize any item of gross income for U.S. federal income tax purposes with respect to the notes no later than when such item is taken into account on an applicable financial statement, and partnerships and other pass-through entities and holders of interests therein.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds notes, the tax treatment of a partner of such partnership generally will depend on the tax status of the partner and the tax treatment of the partnership. Partnerships holding notes and their partners should consult with their own tax advisors as to the particular U.S. federal tax consequences of the purchase, ownership and disposition of the notes.

Optional Redemption

In certain circumstances described under “Description of the Notes — Redemption” we may be obligated to make payments on the notes in excess of stated interest and principal. We intend to take the position that the notes should not be treated as contingent payment debt instruments because of these additional payments. Assuming such position is respected, a holder of notes would be required to include in income the amount of any such additional payment at the time such payments are received or accrued in accordance with the holder’s method of accounting for U.S. federal income tax purposes as described below under “—Tax Consequences to U.S. Holders — Sale, Redemption, Exchange, Retirement or other Taxable Disposition of the Notes.” Our determination is binding on a holder, unless the holder explicitly discloses a contrary treatment in a statement attached to its timely filed U.S. federal income tax return for the taxable year during with the notes were acquired. Holders are urged to consult their own tax advisors regarding the potential application to the notes of the contingent payment debt instrument rules and the consequences thereof. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Tax Consequences to U.S. Holders

You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;
•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Qualified Reopening

It is anticipated, and the following discussion assumes, that the new 2044 notes will be issued with no more than a de minimis amount of original issue discount, and therefore we intend to treat the new 2044 notes as issued pursuant to a “qualified reopening” of the existing 2044 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, all of the new 2044 notes issued pursuant to this prospectus supplement will be deemed to have the same issue date and the same issue price as the existing 2044 notes for U.S. federal income tax purposes. The remainder of this discussion assumes that the issuance of the new 2044 notes offered hereby will be treated as a qualified reopening of the existing 2044 notes.

Pre-issuance accrued interest

A portion of the purchase price for the new 2044 notes will be attributable to the amount of interest accrued on the new 2044 notes after November 15, 2017 and prior to the date the new 2044 notes are issued (“pre-issuance accrued interest”). We intend to take the position that a portion of the first interest payment on the new 2044 notes, equal to the amount of the pre-issuance accrued interest, is a nontaxable return of a portion of the purchase price for the new 2044 notes rather than interest on the new 2044 notes. Your tax basis in the new 2044 notes will not include the portion of the purchase price attributable to the pre-issuance accrued interest.

Amortizable Bond Premium

If you purchase the new 2044 notes for a price (excluding any amount attributable to pre-issuance accrued interest as described above) in excess of the stated principal amount of the new 2044 notes, you will have acquired the new 2044 notes with bond premium. Generally, you may elect to amortize bond premium under the constant yield method over the remaining term of the new 2044 notes. If you elect to amortize bond premium, it will apply to all taxable debt instruments having bond premium that you own or subsequently acquire on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Amortizable bond premium will be treated as an offset to interest income of the new 2044 notes rather than as a separate item of deduction. If you do not elect to amortize bond premium, then that premium will decrease the gain or increase the loss you would otherwise recognize on the disposition of the new 2044 notes.

Interest on the Notes

Subject to the above discussion on pre-issuance accrued interest, interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Sale, Redemption, Exchange, Retirement or other Taxable Disposition of the Notes

You generally will recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note. This gain or loss will equal the difference between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be recognized as ordinary interest income to the extent you have not previously included the accrued interest in income) and your tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your tax basis in the note generally will equal the amount you paid for the note, subject to certain adjustments. The gain or loss generally will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts currently are subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

Information reporting will apply to payments of interest on, and the proceeds of the sale, redemption, exchange, retirement or other taxable disposition of, notes held by you, and backup withholding will apply to such payments unless you provide the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Additional Tax Relating to Net Investment Income

An additional 3.8% net investment income tax is imposed on certain “net investment income” earned by U.S. individuals, estates, and trusts (and a lower 1.4% rate is imposed on certain private colleges and universities and their affiliates). For this purpose, net investment income generally includes gross income from interest and net gain from the disposition of property, such as the notes, less certain deductions. In the case of an individual, the tax will be imposed on the lesser of (1) the individual’s net investment income or (2) the individual’s modified adjusted gross income in excess of $250,000 (for an individual who is married and filing jointly or a surviving spouse), $125,000 (for an individual who is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins. You should consult with your tax advisor with respect to the tax consequences of this additional tax.

Tax Consequences to Non-U.S. Holders

You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the Notes

Subject to the discussion below on backup withholding and FATCA withholding, interest income on a note that you receive will not be subject to U.S. federal income tax or withholding tax if you are a foreign corporation or a nonresident alien and the interest is not effectively connected with the conduct of a trade or business in the United States by you and you:

•	do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock;
•	are not a bank whose receipt of interest on a note is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business;
•	are not a controlled foreign corporation that is related, directly or indirectly, to us through sufficient stock ownership; and
•	provide the U.S. person who would otherwise be required to withhold tax from the interest with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E (or appropriate substitute or successor form) and certify on such form under penalties of perjury that the beneficial owner of the note is not a U.S. person.

If the portfolio interest exemption is not available with respect to interest on a note, then such interest may be subject to such U.S. federal income and withholding tax at a rate of 30%. To claim an exemption from (or reduction in) withholding under the benefits of an applicable income tax treaty, you must provide a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable.

Interest on a note that is effectively connected with the conduct of a trade or business in the United States by a holder of a note that is a foreign corporation or a nonresident alien is not subject to withholding if such a holder provides a properly completed IRS Form W-8ECI. However, such a holder generally will be subject to U.S. income tax on such interest on a net income basis at rates applicable to a U.S. person, and a holder who is a foreign corporation also may be subject to the 30% U.S. branch profits tax in respect of such interest, unless reduced or eliminated by an applicable treaty.

Sale, Redemption, Exchange, Retirement or other Taxable Disposition of the Notes

Subject to the discussion below regarding back-up withholding and FATCA withholding, you generally will not be subject to U.S. federal income tax on any gain realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless (i) the gain is effectively connected with your conduct of a trade or business in the United States (as described immediately below) or (ii) you are an individual who is present in the United States for 183 days or more in the taxable year in which the sale, redemption, exchange, retirement or other taxable disposition occurs and certain other conditions are met, in which case you generally will be subject to U.S. federal income tax on such gain at a flat rate of 30% (unless a lower applicable income tax treaty rate applies).

If you are engaged in a trade or business in the United States and gain on a note is effectively connected with the conduct of such trade or business (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment maintained by you within the United States), you generally will be subject to U.S. federal income tax at regular graduated income tax rates in the same manner as if you were a U.S. Holder, subject to any modification provided under an applicable income tax treaty. If you are a foreign corporation for U.S. federal income tax purposes, such gain also may be subject to a U.S. branch profits tax at the rate of 30%, or lower applicable treaty rate, of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States.

Information Reporting and Backup Withholding

The interest on a note generally will be reported to the IRS on IRS Form 1042-S. Generally, neither information reporting on IRS Form 1099 nor backup withholding will apply to principal or interest payments or to amounts received on the sale, redemption, exchange, retirement or other taxable disposition of a note if an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, is provided to us or other appropriate person and if, in the case of amounts received on the sale, redemption, exchange, retirement or other taxable disposition of a note, certain other conditions are met. However, the exemption from backup withholding and information reporting requirements does not apply if the withholding agent or an intermediary knows or has reason to know that such exemption is not available to you.

Foreign Account Tax Compliance

Withholding at a rate of 30% generally will be required in certain circumstances on payments of interest in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition (including payments of principal) of, notes held by or through certain foreign financial institutions (including investment funds) that do not qualify for an exemption from these rules, unless the institution either (i) enters into, and complies with, an agreement with the IRS to undertake certain diligence and to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold 30% on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, undertakes such diligence and reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which the notes are held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, payments of interest in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, notes held by or through a non-financial foreign entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS, as required. We will not pay any additional amounts to holders of notes in respect of any amounts withheld. Prospective holders should consult their tax advisors regarding the possible implications of these rules on their investment in the notes.

U.S. Federal Estate Tax

Notes that are owned by an individual holder at the time of his or her death generally will not be subject to U.S. federal estate tax if at the time of death (i) such individual is not a citizen or resident of the United States for U.S. federal estate tax purposes and (ii) the interest income on the notes would be eligible at that time for the portfolio interest exemption if a statement meeting the requirements of Section 871(h)(5) of the Code were provided.

This summary of material U.S. federal tax considerations is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation as well as any tax consequences under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

UNDERWRITING

We and the underwriters for the offering named below, for whom Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and Scotia Capital (USA) Inc. are acting as representatives, have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of each series of notes indicated in the following table at the public offering prices, less the underwriting discounts, set forth on the cover page of this prospectus supplement.

Underwriter	Principal Amount of 2021 Notes	Principal Amount of 2028 Notes	Principal Amount of 2044 Notes
Deutsche Bank Securities Inc.	$60,000,000	$96,000,000	$24,000,000
Citigroup Global Markets Inc.	60,000,000	96,000,000	24,000,000
Goldman Sachs & Co. LLC	60,000,000	96,000,000	24,000,000
Mizuho Securities USA LLC	60,000,000	96,000,000	24,000,000
Scotia Capital (USA) Inc.	60,000,000	96,000,000	24,000,000
BNP Paribas Securities Corp.	25,000,000	40,000,000	10,000,000
Credit Suisse Securities (USA) LLC	25,000,000	40,000,000	10,000,000
MUFG Securities Americas Inc.	25,000,000	40,000,000	10,000,000
TD Securities (USA) LLC	25,000,000	40,000,000	10,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	15,000,000	24,000,000	6,000,000
Barclays Capital Inc.	15,000,000	24,000,000	6,000,000
J.P. Morgan Securities LLC	15,000,000	24,000,000	6,000,000
RBC Capital Markets, LLC	15,000,000	24,000,000	6,000,000
UniCredit Capital Markets LLC	6,000,000	9,600,000	2,400,000
Commerz Markets LLC	4,250,000	6,800,000	1,700,000
HSBC Securities (USA) Inc.	4,250,000	6,800,000	1,700,000
PNC Capital Markets LLC	4,250,000	6,800,000	1,700,000
SMBC Nikko Securities America, Inc.	4,250,000	6,800,000	1,700,000
SunTrust Robinson Humphrey, Inc.	4,250,000	6,800,000	1,700,000
The Williams Capital Group, L.P.	4,250,000	6,800,000	1,700,000
U.S. Bancorp Investments, Inc.	4,250,000	6,800,000	1,700,000
Wells Fargo Securities, LLC	4,250,000	6,800,000	1,700,000
Total	$500,000,000	$800,000,000	$200,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

The underwriters propose to offer the notes of each series directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and may offer the notes to certain dealers at that public offering price less a concession not in excess of:

•	0.200% of the principal amount in the case of the 2021 notes;
•	0.400% of the principal amount in the case of the 2028 notes; and
•	0.500% of the principal amount in the case of the 2044 notes.

The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

•	0.150% of the principal amount in the case of the 2021 notes;

•	0.250% of the principal amount in the case of the 2028 notes; and
•	0.250% of the principal amount in the case of the 2044 notes.

After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

We expect that delivery of the notes will be made against payment therefor on or about March 1, 2018, which will be the third business day (T+3) following the date hereof. Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing of the notes should consult their own advisors.

The 2021 notes and the 2028 notes are new issues of securities with no established trading markets. The new 2044 notes will constitute one series with the existing 2044 notes, for which a trading market already exists. We have been advised by the underwriters that the underwriters intend to make a market in each series of the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading markets for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market prices of the notes. As a result, the prices of the notes may be higher than the prices that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.6 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes,

(a)	a retail investor means a person who is one (or more) of:
(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”);
(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or
(iii)	not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”); and
(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes.

Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

This prospectus supplement has been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. This prospectus supplement is not a prospectus for the purposes of the Prospectus Directive.

The above selling restriction is in addition to any other selling restriction set out below.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Phillips 66 or Phillips 66 Company; and
•	it has complied with, and will comply with, all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This prospectus supplement is not intended to constitute an offer or solicitation to purchase or invest in the notes described herein. The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Japan

The notes have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the notes nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

Each underwriter (i) has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has not offered or sold any notes or caused such notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such notes or cause such notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement, the accompanying prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA, except:
(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA;
(ii)	where no consideration is or will be given for the transfer;
(iii)	where the transfer is by operation of law;
(iv)	as specified in Section 276(7) of the SFA; or
(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Notes) Regulations 2005 of Singapore.

LEGAL MATTERS

Julie Pradel, our Deputy General Counsel, and Bracewell LLP, Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore LLP, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters. Cravath, Swaine & Moore LLP represents us from time to time in connection with various matters.

PROSPECTUS

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Depositary Shares
Stock Purchase Contracts
Stock Purchase Units

We may offer from time to time:

•	senior debt securities, guaranteed as described in this prospectus by Phillips 66 Company;
•	subordinated debt securities;
•	common stock;
•	preferred stock;
•	warrants;
•	depositary shares;
•	stock purchase contracts; and
•	stock purchase units.

We will provide specific terms of any offering in one or more supplements to this prospectus. The securities may be offered separately or together in any combination and as a separate series. You should read this prospectus and any prospectus supplement carefully before you invest in our securities.

Our common stock is listed on the New York Stock Exchange under the symbol “PSX.”

If any offering involves underwriters, dealer or agents, arrangements with them will be described in the prospectus supplement that relates to that offering.

Investing in our securities involves risks that are referenced in the “Risk Factors” section on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 10, 2015.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we have filed with the U.S. Securities and Exchange Commission using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

Except as otherwise indicated, references in this prospectus to “Phillips 66,” “PSX,” the “Company,” “we,” “us” and “our” refer to Phillips 66 and its consolidated subsidiaries.

ABOUT PHILLIPS 66

Phillips 66, a Delaware corporation that was incorporated on November 10, 2011, is a diversified energy manufacturing and logistics company. With a portfolio of Midstream (which includes its 50 percent equity investment in DCP Midstream, LLC), Chemicals (conducted through its equity investment in Chevron Phillips Chemical Company LLC), Refining, and Marketing and Specialties businesses, the company processes, transports, stores and markets fuels and products globally. Phillips 66 Partners LP, the company’s master limited partnership, is an integral asset in the portfolio. Phillips 66’s principal executive offices are located at 3010 Briarpark Drive, Houston, Texas, and its telephone number at that location is (281) 293-6600. The company’s internet website is www.phillips66.com.

ABOUT PHILLIPS 66 COMPANY

Phillips 66 Company, a Delaware corporation, is a direct, wholly-owned subsidiary of Phillips 66. Its principal executive offices are located at 3010 Briarpark Drive, Houston, Texas, and its telephone number at that location is (281) 293-6600.

WHERE YOU CAN FIND MORE INFORMATION

Phillips 66 files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You can read and copy these materials at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains information Phillips 66 has filed electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Phillips 66 at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Phillips 66 Company does not file separate reports, proxy statements or other information with the SEC under the Securities Exchange Act of 1934 (the “Exchange Act”).

This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and the securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings Phillips 66 makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. The documents we incorporate by reference are:

•	Our registration statement on Form 10 filed with the SEC on November 14, 2011, as amended and declared effective on April 12, 2012, including, without limitation, the description of capital stock contained in such registration statement;
•	Our Annual Report on Form 10-K for the period ended December 31, 2014, filed with the SEC on February 20, 2015;
•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2015, filed with the SEC on May 1, 2015;
•	Our Quarterly Report on Form 10-Q for the period ended June 30, 2015, filed with the SEC on July 31, 2015;
•	Our Quarterly Report on Form 10-Q for the period ended September 30, 2015, filed with the SEC on October 30, 2015; and
•	Our Current Reports on Form 8-K filed with the SEC on May 8, 2015 and October 23, 2015.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any document incorporated by reference into this prospectus, other than exhibits to any such document not specifically described above, upon oral request or written request at the following address:

Phillips 66
Investor Relations Department
3010 Briarpark Drive
Houston, Texas 77042
Telephone: 281-293-6600

You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and similar expressions.

We based the forward-looking statements on our current expectations, estimates and projections about ourselves and the industries in which we operate in general. We caution you that these statements are not guarantees of future performance as they involve assumptions that, while made in good faith, may prove to be incorrect, and involve risks and uncertainties we cannot predict. In addition, we based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	Fluctuations in NGL, crude oil, refined products and natural gas prices and refining, marketing and petrochemical margins.
•	Failure of new products and services to achieve market acceptance.
•	Unexpected changes in costs or technical requirements for constructing, modifying or operating our facilities or transporting our products.
•	Unexpected technological or commercial difficulties in manufacturing, refining or transporting our products, including chemicals products.
•	Lack of, or disruptions in, adequate and reliable transportation for our NGL, crude oil, natural gas and refined products.
•	The level and success of drilling and quality of production volumes around DCP Midstream’s assets and its ability to connect supplies to its gathering and processing systems, residue gas and NGL infrastructure.
•	Inability to timely obtain or maintain permits, including those necessary for capital projects; comply with government regulations; or make capital expenditures required to maintain compliance.
•	Failure to complete definitive agreements and feasibility studies for, and to timely complete construction of, announced and future capital projects.
•	Potential disruption or interruption of our operations due to accidents, weather events, civil unrest, political events, terrorism or cyber attacks.
•	International monetary conditions and exchange controls.
•	Substantial investment or reduced demand for products as a result of existing or future environmental rules and regulations.
•	Liability resulting from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations.
•	General domestic and international economic and political developments including: armed hostilities; expropriation of assets; changes in governmental policies relating to NGL, crude oil, natural gas or refined product pricing, regulation or taxation; and other political, economic or diplomatic developments.
•	Changes in tax, environmental and other laws and regulations (including alternative energy mandates) applicable to our business.
•	Limited access to capital or significantly higher cost of capital related to changes to our credit profile or illiquidity or uncertainty in the domestic or international financial markets.

•	The operation, financing and distribution decisions of our joint ventures.
•	Domestic and foreign supplies of crude oil and other feedstocks.
•	Domestic and foreign supplies of petrochemicals and refined products, such as gasoline, diesel, aviation fuel and home heating oil.
•	Governmental policies relating to exports of crude oil and natural gas.
•	Overcapacity or undercapacity in the midstream, chemicals and refining industries.
•	Fluctuations in consumer demand for refined products.
•	The factors generally described in Item 1A. — Risk Factors in our 2014 Annual Report on Form 10-K.

RISK FACTORS

You should carefully consider any specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement, under the caption “Risk Factors” included in our 2014 Annual Report on Form 10-K, and under the caption “Risk Factors” in any of our subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q incorporated by reference in this prospectus, before making an investment decision. For more information, see “Where You Can Find More Information.”

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including repayment or refinancing of debt, acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the historical ratio of earnings to fixed charges of Phillips 66 for each of the periods indicated. Phillips 66 had no preferred stock outstanding for any period presented, and accordingly its ratio of earnings to combined fixed charges and preferred stock dividends is the same as its ratio of earnings to fixed charges.

	Nine Months Ended September 30, 2015	Year Ended December 31
		2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges*	13.7x	15.3x	15.4x	16.7x	43.7x	5.4x

*	Fixed charges includes amortization of capitalized interest totaling approximately $5 million for the nine months ended September 30, 2015. Amortization of capitalized interest for the years ended December 31, totaled approximately $6 million in 2014, $7 million in 2013, $9 million in 2012, $9 million in 2011, and $19 million in 2010.

For purposes of this table, “earnings” consist of income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges, plus fixed charges (excluding capitalized interest but including amortization of amounts previously capitalized), less undistributed earnings of equity investees of Phillips 66. “Fixed charges” consist of interest (including capitalized interest) on all debt, amortization of debt discounts and expenses incurred on issuance, interest expenses relating to guaranteed debt of fifty-percent- or-less-owned companies and that portion of rental expense believed to represent interest.

DESCRIPTION OF THE DEBT SECURITIES

The debt securities of Phillips 66 covered by this prospectus will be Phillips 66’s general unsecured obligations. Phillips 66 will issue senior debt securities fully and unconditionally guaranteed by Phillips 66 Company, a direct, wholly owned subsidiary of Phillips 66, on a senior unsecured basis under an indenture, dated as of March 12, 2012, among Phillips 66, as issuer, Phillips 66 Company, as guarantor, and The Bank of New York Mellon Trust Company, N.A., as trustee. We refer to this indenture as the senior indenture. Phillips 66 will issue subordinated debt securities under an indenture to be entered into between Phillips 66 and The Bank of New York Mellon Trust Company, N.A., as trustee. We refer to this indenture as the subordinated indenture. We refer to the senior indenture and the subordinated indenture collectively as the indentures. The indentures will be substantially identical, except for provisions relating to subordination and covenants.

We have summarized material provisions of the indentures, the debt securities and the guarantees below. This summary is not complete. We have filed the senior indenture and the form of subordinated indenture with the SEC as exhibits to the registration statement of which this prospectus forms a part, and you should read the indentures for provisions that may be important to you.

In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Phillips 66 mean Phillips 66 only and all references to Phillips 66 Company mean Phillips 66 Company only.

Provisions Applicable to Each Indenture

General.  The senior indenture does not, and the subordinated indenture will not, limit the amount of debt securities that may be issued under that indenture, and the senior indenture does not, and the subordinated indenture will not, limit the amount of other unsecured debt or securities that Phillips 66 may issue. Phillips 66 may issue debt securities under the indentures from time to time in one or more series, each in an amount authorized prior to issuance. Phillips 66’s 2.950% Senior Notes due 2017, 4.300% Senior Notes due 2022, 4.650% Senior Notes due 2034, 5.875% Senior Notes due 2042, and 4.875% Senior Notes due 2044 are outstanding under the senior indenture.

Phillips 66 conducts substantially all of its operations through subsidiaries, and those subsidiaries generate substantially all of its operating income and cash flow. As a result, distributions or advances from those subsidiaries are the principal source of funds necessary to meet the debt service obligations of Phillips 66. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit the ability of Phillips 66 to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under the debt securities. Although Phillips 66 Company owns certain operating assets directly, it conducts a substantial portion of its operations through subsidiaries. Accordingly, contractual provisions or laws, as well as its subsidiaries’ financial condition and operating requirements, may limit the ability of Phillips 66 Company to meet its obligations under its various guarantees, including its guarantee of the debt securities. The senior indenture does not, and the subordinated indenture will not, contain any covenants or other provisions designed to protect holders of the debt securities if Phillips 66 or Phillips 66 Company participates in a highly leveraged transaction. The subsidiaries of Phillips 66 and Phillips 66 Company are legally distinct and have no obligations to pay amounts due on the indebtedness of Phillips 66 or Phillips 66 Company, or to make funds available for such payment. In addition, subsidiaries of Phillips 66 and Phillips 66 Company will be permitted under the terms of the indentures to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by such subsidiaries to Phillips 66 and Phillips 66 Company. The agreements governing future indebtedness of our subsidiaries may not permit our subsidiaries to provide Phillips 66 or, with respect to the senior indenture, Phillip 66 Company, as applicable, with sufficient dividends, distributions or loans to fund payments on the debt securities when due.

Other than the restrictions contained in the senior indenture on liens and sale/leaseback transactions described below under “— Provisions Applicable Solely to Senior Debt Securities — Restrictive Covenants,” the senior indenture does not contain any covenants or other provisions designed to protect holders of the debt securities in the event Phillips 66 participates in a highly leveraged transaction or upon a change of control. The senior indenture does not, and the subordinated indenture will not, contain provisions that give holders the right to require Phillips 66 to repurchase their securities in the event of a decline in Phillips 66’s credit ratings for any reason, including as a result of a takeover, recapitalization or similar restructuring or otherwise.

Terms.  The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	whether the debt securities will be senior or subordinated debt securities;
•	the price at which Phillips 66 will issue the debt securities;
•	the title of the debt securities;
•	the total principal amount of the debt securities;
•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depositary on behalf of holders;
•	the date or dates on which the principal of and any premium on the debt securities will be payable;
•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;
•	any right to extend or defer the interest payment periods and the duration of the extension;
•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;
•	the place or places where payments on the debt securities will be payable;
•	any provisions for optional redemption or early repayment;
•	any provisions that would require the redemption, purchase or repayment of debt securities;
•	the denominations in which the debt securities will be issued;
•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;
•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;
•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;
•	any changes or additions to the events of default or covenants described in this prospectus;
•	any restrictions or other provisions relating to the transfer or exchange of debt securities;
•	any terms for the conversion or exchange of the debt securities for other securities of Phillips 66 or any other entity;
•	with respect to the subordinated indenture, any changes to the subordination provisions for the subordinated debt securities; and
•	any other terms of the debt securities not inconsistent with the applicable indenture.

Phillips 66 may sell the debt securities at a discount, which may be substantial, below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. If Phillips 66 sells these debt securities, it will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

If Phillips 66 sells any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, it will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Consolidation, Merger and Sale of Assets.  The senior indenture generally permits, and the subordinated indenture generally will permit, a consolidation or merger involving Phillips 66 or, with respect to the senior indenture, Phillips 66 Company. They also permit or, with respect to the subordinated indenture, will permit Phillips 66 or, with respect to the senior indenture, Phillips 66 Company, as applicable, to lease, transfer or dispose of all or substantially all of its assets. Each of Phillips 66 and, with respect to the senior indenture, Phillips 66 Company has agreed, however, that it will not consolidate with or merge into any entity (other than, with respect to the senior indenture, Phillips 66 or Phillips 66 Company, as applicable) or lease, transfer or dispose of all or substantially all of its assets to any entity (other than, with respect to the senior indenture, Phillips 66 or Phillips 66 Company, as applicable) unless:

•	it is the continuing corporation; or
•	if it is not the continuing corporation, the resulting entity or transferee is organized and existing under the laws of any United States jurisdiction and assumes the performance of its covenants and obligations under the indentures and, in the case of Phillips 66, the due and punctual payments on the debt securities or, in the case of Phillips 66 Company with respect to senior debt securities, the performance of the related guarantees; and
•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Upon any such consolidation, merger or asset lease, transfer or disposition involving Phillips 66 or, with respect to the senior indenture, Phillips 66 Company, the resulting entity or transferee will be substituted for Phillips 66 or, with respect to the senior indenture, Phillips 66 Company, as applicable, under the applicable indenture and debt securities. In the case of an asset transfer or disposition other than a lease, Phillips 66 or, with respect to the senior indenture, Phillips 66 Company, as applicable, will be released from the applicable indenture.

Events of Default.  Unless Phillip 66 informs you otherwise in the applicable prospectus supplement, the following are events of default with respect to a series of debt securities:

•	failure to pay interest on that series of debt securities for 30 days when due;
•	failure to pay principal of or any premium on that series of debt securities when due;
•	failure to redeem or purchase debt securities of that series for 30 days when required;
•	failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debt securities issued under that indenture that are affected by that failure;
•	specified events involving bankruptcy, insolvency or reorganization of Phillips 66 and, with respect to senior debt securities, Phillips 66 Company; and
•	any other event of default provided for in that series of debt securities.

A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

A holder of a debt security of any series issued under an indenture may pursue any remedy under that indenture only if:

•	the holder gives the trustee written notice of a continuing event of default with respect to that series;
•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;
•	the holders offer to the trustee indemnity satisfactory to the trustee against any loss, liability or expense;
•	the trustee does not comply with the request within 60 days after receipt of the request and offer of indemnity; and
•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and
•	exercising any trust or power conferred on the trustee relating to or arising as a result of an event of default.

The senior indenture requires Phillips 66 and Phillips 66 Company, and the subordinated indenture will require Phillips 66, to file each year with the trustee a written statement as to their compliance with the covenants contained in the applicable indenture.

Modification and Waiver.  Each indenture may be amended or supplemented with respect to the debt securities of any series if the holders of a majority in principal amount of the outstanding debt securities of a series issued under that indenture that are affected by the amendment or supplement consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;
•	reduce the rate of or change the time for payment of interest on the debt security;
•	reduce the principal of the debt security or change its stated maturity;
•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;
•	change any obligation to pay additional amounts on the debt security;
•	make payments on the debt security payable in currency other than as originally stated in the debt security;
•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;
•	make any change in the percentage of principal amount of debt securities of any series necessary to waive compliance with certain provisions of the indenture applicable to such series or to make any change in the provision related to modification;

•	with respect to the subordinated indenture, modify the provisions relating to the subordination of any subordinated debt security in a manner adverse to the holder of that security; or
•	waive a continuing default or event of default regarding any payment on the debt securities.

Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;
•	to provide for the assumption of the obligations under the indenture of Phillips 66 or, with respect to the senior indenture, Phillips 66 Company by a successor upon any merger, consolidation or asset transfer permitted under the indenture;
•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for the issuance of bearer debt securities (with or without coupons);
•	to provide any security for, any guarantees of or any additional obligors on any series of debt securities or, with respect to the senior indenture, the related guarantees;
•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;
•	to add covenants that would benefit the holders of any debt securities or to surrender any rights Phillips 66 or, with respect to the senior indenture, Phillips 66 Company has under the indenture;
•	to add events of default with respect to any debt securities; and
•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

The holders of a majority in principal amount of the outstanding debt securities of any series may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Discharge.  Phillips 66 and, with respect to the senior indenture, Phillips 66 Company may be discharged from their obligations under an indenture with respect to one or more series of notes issued under that indenture when:

•	all outstanding notes of such series theretofore authenticated and issued (other than destroyed, lost or stolen debt securities that have been replaced or paid) have been delivered to the Trustee for cancellation; or
•	all outstanding debt securities of such series not theretofore delivered to the trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Phillips 66, and, in the case of clause (i), (ii) or (iii) above, Phillips 66 or, with respect to the senior indenture, Phillips 66 Company has irrevocably deposited or caused to be deposited with the trustee as funds (immediately available to the holders in the case of clause (i)) in trust for such purpose (x) cash in an amount, or (y) government obligations, maturing as to principal and interest at such times and in such amounts as will ensure the availability of cash in an amount or (z) a combination thereof, which will be sufficient, in the opinion (in the case of clauses (y) and (z)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the trustee, to pay and discharge the entire indebtedness on the debt securities of such series for principal and interest to the date of such deposit (in the case of debt securities that have become due and payable) or for principal, premium, if any, and interest to the stated maturity or redemption date, as the case may be.

Phillips 66 will be required to deliver to the trustee under the applicable indenture an officer’s certificate stating that all conditions precedent to satisfaction and discharge of that indenture with respect to the debt securities of such series have been complied with, together with an opinion of counsel to the same effect.

Defeasance.  When we use the term defeasance, we mean discharge from some or all of the obligations of Phillips 66 and, with respect to the senior indenture, Phillip 66 Company under the indentures. If any combination of funds or government securities are deposited with the trustee under an indenture sufficient to make payments on the debt securities of a series issued under that indenture on the dates those payments are due and payable, then, at Phillips 66’s option, either of the following will occur:

•	Phillips 66 and, with respect to the senior indenture, Phillips 66 Company will be discharged from its or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or
•	Phillips 66 and, with respect to the senior indenture, Phillips 66 Company will no longer have any obligation to comply with the restrictive covenants, the merger covenant and other specified covenants under the applicable indenture, and the related events of default will no longer apply (“covenant defeasance”).

If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Phillips 66 to pay principal, premium and interest on the debt securities and, if applicable, Phillips 66 Company’s guarantees of the payments will also survive.

Unless Phillips 66 informs you otherwise in the prospectus supplement, Phillips 66 will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for U.S. federal income tax purposes. If Phillips 66 elects legal defeasance, that opinion of counsel must be based upon a ruling from the U.S. Internal Revenue Service or a change in law to that effect.

Reports.  If Phillips 66 or, with respect to the senior indenture, Phillips 66 Company is subject to the requirements of Section 13 or 15(d) of the Exchange Act, Phillips 66 or Phillips 66 Company, as the case may be, shall file with the trustee, within 15 days after it files the same with the SEC, copies of the annual and quarterly reports and the information, documents and other reports (or such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that Phillips 66 or, with respect to the senior indenture, Phillips 66 Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If an indenture is qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), but not otherwise, Phillips 66 and, with respect to the senior indenture, Phillips 66 Company shall also comply with the provisions of the Trust Indenture Act Section 314(a). Delivery of such reports, information and documents to the trustee shall be for informational purposes only, and the trustee’s receipt thereof will not constitute constructive notice of any information contained therein or determinable from information contained therein, including the compliance of Phillips 66 with any of its covenants under the applicable indenture.

If Phillips 66 is not subject to the requirements of Section 13 or 15(d) of the Exchange Act, Phillips 66 shall furnish to all holders of the notes and prospective purchasers of debt securities designated by the holders of the debt securities, promptly upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) promulgated under the Securities Act.

Governing Law.  New York law governs the senior indenture and will govern the subordinated indenture and the debt securities.

Trustee.  The Bank of New York Mellon Trust Company, N.A. is the trustee under the senior indenture and will be the trustee under the subordinated indenture. The Bank of New York Mellon Trust Company, N.A. serves as trustee or custodian relating to a number of series of debt securities as of September 30, 2015. The Bank of New York Mellon Trust Company, N.A. and its affiliates perform certain commercial banking services for us for which they receive customary fees and are lenders under various outstanding credit facilities of Phillips 66 or its subsidiaries or affiliates.

If an event of default occurs under an indenture and is continuing, the trustee under that indenture will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under that indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity satisfactory to it.

The senior indenture contains and the subordinated indenture will contain limitations on the right of the trustee, if it becomes a creditor of Phillips 66 or, if applicable, Phillips 66 Company, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Phillips 66 and, if applicable, Phillips 66 Company. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer.  The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any transfer tax or similar governmental charge payable for that registration may be required.

Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent Phillips 66 designates. The security registrar or transfer agent will effect the transfer or exchange if its requirements and the requirements of the applicable indenture are met.

The trustee will be appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents Phillips 66 initially designates, Phillips 66 may at any time rescind that designation or approve a change in the location through which any transfer agent acts. Phillips 66 is required to maintain an office or agency for transfers and exchanges in each place of payment. Phillips 66 may at any time designate additional transfer agents for any series of debt securities.

In the case of any redemption, Phillips 66 will not be required to register the transfer or exchange of:

•	any debt security during a period beginning 15 business days prior to the mailing of the relevant notice of redemption or repurchase and ending on the close of business on the day of mailing of such notice; or
•	any debt security that has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents.  Unless Phillips 66 informs you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee and any paying agent. At Phillips 66’s option, however, payments may be made by wire transfer for global debt securities or by check mailed to the address of the person entitled to the payment as it appears in the security register. Unless Phillips 66 informs you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

Unless Phillips 66 informs you otherwise in a prospectus supplement, the trustee under the applicable indenture will be designated as the paying agent for payments on debt securities issued under that indenture.

Phillips 66 may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

If the principal of or any premium or interest on debt securities of a series is payable on a day that is not a business day, the payment will be made on the following business day. For these purposes, unless Phillips 66 informs you otherwise in a prospectus supplement, a “business day” is any day that is not a Saturday, a

Sunday or a day on which banking institutions in any of New York, New York; Houston, Texas or a place of payment on the debt securities of that series is authorized or obligated by law, regulation or executive order to remain closed.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent will pay to Phillips 66 upon written request any money held by them for payments on the debt securities that remains unclaimed for two years after the date upon which that payment has become due. After payment to Phillips 66, holders entitled to the money must look to Phillips 66 for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities.  The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. Phillips 66 will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Provisions Applicable Solely to Senior Debt Securities

Ranking.  The senior debt securities will constitute senior debt of Phillips 66 and will rank equally with all of its unsecured and unsubordinated debt from time to time outstanding.

Guarantee.  Phillips 66 Company will fully and unconditionally guarantee on a senior unsecured basis the full and prompt payment of the principal of and any premium and interest on the senior debt securities issued by Phillips 66 when and as the payment becomes due and payable, whether at maturity or otherwise. The guarantees provide that in the event of a default in the payment of principal of or any premium or interest on a senior debt security, the holder of that debt security may institute legal proceedings directly against Phillips 66 Company to enforce the guarantees without first proceeding against Phillips 66. The guarantees will rank equally with all of Phillips 66 Company’s other unsecured and unsubordinated debt from time to time outstanding.

Restrictive Covenants.  Phillips 66 has agreed to two principal restrictions on its activities for the benefit of holders of the senior debt securities. The restrictive covenants summarized below will apply to a series of senior debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description capitalized terms that we have defined below under “— Glossary.”

Limitation on Liens

Phillips 66 has agreed that it and its Principal Domestic Subsidiaries will issue, assume or guarantee Debt for borrowed money secured by a lien upon a Principal Property or shares of stock or Debt of any Principal Domestic Subsidiary only if the outstanding senior debt securities are secured equally and ratably with or prior to the Debt secured by that lien. If the senior debt securities are so secured, Phillips 66 has the option to secure any of its and its Subsidiaries’ other Debt or obligations equally and ratably with or prior to the Debt secured by the lien and equally and ratably with the senior debt securities. This covenant has exceptions that permit:

(a)	liens existing on the date Phillips 66 first issues a series of debt securities under the senior indenture;
(b)	liens on the property, assets, stock, equity or Debt of any entity existing at the time Phillips 66 or a Subsidiary acquires that entity or its property or at the time the entity becomes a Subsidiary or a Principal Domestic Subsidiary or at the time such entity is merged into or consolidated with Phillips 66 or any Subsidiary or at the time of a sale, lease or other disposition of the properties of an entity (or a division thereof) as an entirety or substantially as an entirety to Phillips 66 or a Subsidiary;
(c)	liens on assets either:
•	existing at the time of acquisition of the assets,
•	securing all or any portion of the cost of acquiring, constructing, improving, developing or expanding such assets, or

•	securing Debt incurred prior to, at the time of, or within 24 months after, the later of the acquisition, the completion of construction, improvement, development or expansion or the commencement of commercial operation of such assets, for the purpose (in the case of this bullet point) of either financing all or any part of the purchase price of such assets or financing all or any part of the cost of construction, improvement, development or expansion of any such assets;
(d)	liens in favor of Phillips 66 or any Subsidiary;
(e)	liens securing industrial development, pollution control or other revenue bonds issued or guaranteed by the United States of America, or any State, or any department, agency, instrumentality or political subdivision of either;
(f)	liens on personal property, other than shares of stock or Debt of any Principal Domestic Subsidiary, securing loans maturing not more than one year from the date of the creation thereof;
(g)	statutory liens or landlords’, carriers’, warehousemans’, mechanics’, suppliers’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; and
(h)	any extensions, substitutions, replacements or renewals of the above-described liens or any Debt secured by these liens provided that:
•	such new lien shall be limited to all or part of the same property that secured the original lien, plus improvements on such property, and
•	the principal amount of Debt secured by the new lien and not otherwise authorized by items (a) through (g) above or otherwise permitted does not materially exceed the principal amount of Debt so secured plus any premium or fee payable in connection with any such extension, substitution, replacement or renewal.

In addition, without securing the senior debt securities as described above, Phillips 66 and its Principal Domestic Subsidiaries may issue, assume or guarantee Debt that this covenant would otherwise restrict in a total principal amount that, when added to all other outstanding Debt of Phillips 66 and its Principal Domestic Subsidiaries that this covenant would otherwise restrict and the total amount of Attributable Debt deemed outstanding for Sale/Leaseback Transactions, does not at any one time exceed a “basket” equal to 10% of Consolidated Adjusted Net Assets. When calculating this total principal amount, we exclude from the calculation Attributable Debt from Sale/Leaseback Transactions in connection with which Phillips 66 or a Subsidiary has purchased property or retired or defeased Debt as described in clause (b) below under “Limitation on Sale/Leaseback Transactions.”

The following type of transaction does not create “Debt” secured by “liens” within the meaning of the senior indenture: the mortgage or pledge of any property of Phillips 66 or a Subsidiary in favor of the United States or any State, or any department, agency, instrumentality or political subdivision of either, to secure partial, progress, advance or other payments pursuant to the provisions of any contract or statute.

Limitation on Sale/Leaseback Transactions

Phillips 66 has agreed that it and any of its Principal Domestic Subsidiaries will enter into a Sale/Leaseback Transaction with any Person (other than Phillips 66 or a Subsidiary) only if at least one of the following applies:

(a)	Phillips 66 or that Principal Domestic Subsidiary could incur Debt in a principal amount equal to the Attributable Debt for that Sale/Leaseback Transaction and, without violating the “Limitation on Liens” covenant, could secure that Debt by a lien on the property to be leased without equally and ratably securing the senior debt securities.
(b)	Within a period commencing 12 months prior to the consummation of such Sale/Leaseback Transaction and ending 12 months after the consummation thereof, Phillips 66 or any Subsidiary shall have applied an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction either:

•	to the voluntary defeasance or retirement of any senior debt securities issued under the senior indenture or any Funded Debt, or
•	to the acquisition, construction, improvement or expansion of one or more Principal Properties.

To the extent that any net proceeds are not applied for the purposes described in (b), such proceeds will be subject to the limitation described in (a). For purposes of these calculations, the net proceeds of the Sale/Leaseback Transaction means the net proceeds of the sale or transfer of the property leased in the Sale/Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/Leaseback Transaction as determined by Phillips 66’s board of directors).

Glossary

“Attributable Debt” means the present value of the rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction. To determine that present value, we use a discount rate equal to the lease rate of the Sale/Leaseback Transaction. For these purposes, rental payments do not include any amounts required to be paid for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that the lessee may terminate by paying a penalty, if the net amount (including payment of the penalty) would be reduced if the lessee terminated the lease on the first date that it could be terminated, then this lower net amount will be used.

“Consolidated Adjusted Net Assets” means the total amount of assets of Phillips 66 and its consolidated subsidiaries less:

•	all current liabilities (excluding the amount of those liabilities that are by their terms extendable or renewable at Phillips 66’s option to a date more than 12 months after the date of calculation and excluding current maturities of long-term debt); and
•	total prepaid expenses and deferred charges.

Phillips 66 will calculate its Consolidated Adjusted Net Assets based on its most recent quarterly balance sheet.

“Debt” means all notes, bonds, debentures or other similar evidences of debt for money borrowed.

“Funded Debt” means all Debt (including Debt incurred under any revolving credit, letter of credit or working capital facility) that matures on or is renewable to a date more than one year after the date the Debt is originally incurred.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency, instrumentality or political subdivision thereof or other entity of any kind.

“Principal Domestic Subsidiary” means Phillips 66 Company and any Subsidiary (1) that has substantially all its assets in the United States, (2) that owns a Principal Property and (3) in which Phillips 66’s capital investment, together with the outstanding balance of any intercompany loans to that Subsidiary and any debt of that Subsidiary guaranteed by Phillips 66 or any other Subsidiary, exceeds $100 million.

“Principal Property” means any refinery or manufacturing plant located in the United States, in each case owned by Phillips 66 or a Subsidiary. This term excludes any refinery or plant that in the opinion of Phillips 66’s board of directors is not of material importance to the total business conducted by Phillips 66 and its consolidated subsidiaries. This term also excludes any transportation or marketing facilities or assets.

“Sale/Leaseback Transaction” means any arrangement with any Person under which Phillips 66 or a Subsidiary leases any Principal Property that Phillips 66 or that Subsidiary has sold or transferred or will sell or transfer to that Person. This term excludes the following:

•	temporary leases for a term, including renewals at the option of the lessee, of not more than three years;
•	intercompany leases;

•	leases of a Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; and
•	arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

“Subsidiary” means an entity at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by Phillips 66 or by one or more other Subsidiaries, or by Phillips 66 and one or more other Subsidiaries.

Provisions Applicable Solely to Subordinated Debt Securities

Ranking.  The subordinated debt securities will rank junior to all Senior Debt of Phillips 66 and may rank equally with or senior to other subordinated debt of Phillips 66 that may be outstanding from time to time.

Subordination.  Under the subordinated indenture, payment of the principal of and any premium and interest on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all Senior Debt. Unless Phillips 66 informs you otherwise in the prospectus supplement, Phillips 66 may not make any payment of principal of or any premium or interest on the subordinated debt securities if it fails to pay the principal, interest, premium or any other amounts on any Senior Debt when due.

The subordination does not affect Phillips 66’s obligation, which is absolute and unconditional, to pay, when due, the principal of and any premium and interest on the subordinated debt securities. In addition, the subordination does not prevent the occurrence of any default under the subordinated indenture.

The subordinated indenture will not limit the amount of Senior Debt that Phillips 66 may incur. As a result of the subordination of the subordinated debt securities, if Phillips 66 becomes insolvent, holders of subordinated debt securities may receive less on a proportionate basis than other creditors.

Unless Phillips 66 informs you otherwise in the prospectus supplement, “Senior Debt” will mean all debt, including guarantees, of Phillips 66, unless such debt states that it is not senior to the subordinated debt securities or other junior debt of Phillips 66. Senior Debt with respect to a series of subordinated debt securities could include other series of debt securities issued under the subordinated indenture.

DESCRIPTION OF CAPITAL STOCK

The following description of Phillips 66’s common stock, preferred stock, Certificate of Incorporation (as defined below) and By-Laws (as defined below) is a summary only and is subject to the complete text of Phillips 66’s Certificate of Incorporation and By-Laws, which we have filed as exhibits to the registration statement. You should read those documents for provisions that may be important to you.

Phillips 66 is authorized to issue 2.5 billion shares of common stock, par value $0.01 per share, and 500 million shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights — Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. Members of our Board of Directors are elected by a majority of the votes cast in person or by proxy and entitled to vote, including votes to withhold authority and excluding abstentions. Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board of Directors. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Other Rights — In the event of any liquidation, dissolution or winding up of Phillips 66, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to preemptive rights.

Fully Paid — The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Phillips 66 common stock is traded on the New York Stock Exchange under the trading symbol “PSX.” The transfer agent for the common stock is Computershare Shareowner Services LLC.

Preferred Stock

Our Board of Directors, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board of Directors is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority of our Board of Directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board of Directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. No current agreements or understandings exist with respect to the issuance of preferred stock, and our Board of Directors has no present intention to issue any shares of preferred stock.

The prospectus supplement relating to any series of preferred stock Phillips 66 is offering will include specific terms relating to the offering and the name of any transfer agent for that series. We will file the form of the preferred stock with the SEC before we issue any of it, and you should read it for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the preferred stock;
•	the maximum number of shares of the series;

•	the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;
•	any liquidation preference;
•	any optional redemption provisions;
•	any sinking fund or other provisions that would obligate us to redeem or purchase the preferred stock;
•	any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;
•	whether Phillips 66 has elected to issue depositary shares with respect to the preferred stock as described below under “Description of Depositary Shares;”
•	any voting rights; and
•	any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.

Anti-Takeover Provisions of Phillips 66’s Certificate of Incorporation and By-Laws

Phillips 66’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Phillips 66’s Amended and Restated By-Laws (the “By-Laws”) contain provisions that could delay or make more difficult the acquisition of control of Phillips 66 through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of Phillips 66’s common stock.

Authorized but Unissued Stock

Phillips 66 has 2.5 billion authorized shares of common stock and 500 million authorized shares of preferred stock. One of the consequences of Phillips 66’s authorized but unissued common stock and undesignated preferred stock may be to enable Phillips 66’s Board of Directors to make more difficult or to discourage an attempt to obtain control of Phillips 66. If, in the exercise of its fiduciary obligations, Phillips 66’s Board of Directors determined that a takeover proposal was not in Philips 66’s best interest, our Board of Directors could authorize the issuance of those shares without stockholder approval, subject to limits imposed by the New York Stock Exchange. The shares could be issued in one or more transactions that might prevent or make the completion of a proposed change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;
•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or
•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, the Certificate of Incorporation grants Phillips 66’s Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Phillips 66’s Board of Directors could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;
•	cast a proportionately larger vote together with Phillips 66 common stock on any transaction or for all purposes;
•	elect directors having terms of office or voting rights greater than those of other directors;
•	convert preferred stock into a greater number of shares of Phillips 66 common stock or other securities;
•	demand redemption at a specified price under prescribed circumstances related to a change of control of Phillips 66; or
•	exercise other rights designed to impede a takeover.

Size of Board and Vacancies; Removal

Phillips 66’s Certificate of Incorporation provides for a classified board of directors. Class I directors have a current term expiring in 2016, Class II directors have a current term expiring in 2017 and Class III directors have a current term expiring in 2018. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of Phillips 66’s Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors; in general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Phillips 66’s Certificate of Incorporation and By-Laws provide, subject to the rights of holders of a series of shares of preferred stock to elect one or more directors pursuant to any provisions of any certificate of designation relating to any such series, that the number of directors will be fixed exclusively by a majority of the entire Board of Directors from time to time. Phillips 66’s By-Laws provide that directors may be removed, only for cause, by the affirmative vote of the holders of at least a majority of the voting power of Phillips 66 entitled to vote generally for the election of directors, voting together as a single class. Phillips 66’s By-Laws also provide that, unless the Board of Directors determines otherwise, vacancies, however created, may be filled only by a majority of the remaining directors, even if less than a quorum.

Stockholder Action by Written Consent

Phillips 66’s Certificate of Incorporation and By-Laws provide that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.

Stockholder Meetings

Phillips 66’s Certificate of Incorporation and By-Laws provide that only a majority of our entire Board of Directors or the chairman of our Board of Directors may call a special meeting of our stockholders.

Requirements for Advance Notice of Stockholder Nominations and Proposals

Phillips 66’s By-Laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to Phillips 66’s Board of Directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to Phillips 66’s Board of Directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the annual meeting date is more than 30 days before or after such anniversary date, in which case notice by such stockholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such meeting, the tenth day following the day on which Phillips 66 first makes a public announcement of the date of the annual meeting. If the chairman of Phillips 66’s Board of Directors or a majority of the Board of Directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than close of business on the later of the 90th day prior to the date of such special meeting or, if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such meeting, the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors. Phillips 66’s By-Laws prescribe specific information that any such stockholder notice must contain.

These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Amendment of Certificate of Incorporation and By-Laws

Phillips 66’s Certificate of Incorporation provides that stockholders may, with the approval of greater than a majority of the voting power entitled to vote generally in the election of directors, adopt, amend and repeal the By-Laws at any regular or special meeting of stockholders, provided the notice of intention to adopt, amend or repeal the By-Laws has been included in the notice of that meeting, although the approval of greater than 80 percent of the voting power entitled to vote generally in the election of directors will be required to amend certain By-Laws and related provisions of the Certificate of Incorporation. Phillips 66’s Certificate of Incorporation also confers on the Board of Directors the power to adopt, amend or repeal the By-Laws.

Exclusive Forum

Phillips 66’s Certificate of Incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of Phillips 66’s directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of Phillips 66’s directors or officers arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our Certificate of Incorporation or By-Laws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine; provided, that if (and only if) the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another court sitting in the State of Delaware.

Limitation on Liability of Directors

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation — a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Phillips 66’s Certificate of Incorporation provides that no director will be liable to Phillips 66 or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	Any breach of the director’s duty of loyalty to our company or our stockholders;
•	Any act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;
•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and
•	Any transaction from which the director derived an improper personal benefit.

Delaware Statutory Business Combination Provision

As a Delaware corporation, Phillips 66 is subject to Section 203 of the DGCL. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15 percent or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date on which that person became an interested stockholder unless:

•	Before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;
•	On completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•	Following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

DESCRIPTION OF WARRANTS

Phillips 66 may issue warrants to purchase any combination of debt securities, common stock, preferred stock, rights or other securities of Phillips 66 or any other entity. Phillips 66 may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. Phillips 66 will issue warrants under one or more warrant agreements between it and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants Phillips 66 is offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;
•	the aggregate number of warrants offered;
•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;
•	the exercise price of the warrants;
•	the dates or periods during which the warrants are exercisable;
•	the designation and terms of any securities with which the warrants are issued;
•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;
•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;
•	any minimum or maximum amount of warrants that may be exercised at any one time; and
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.

DESCRIPTION OF DEPOSITARY SHARES

General

Phillips 66 may elect to offer shares of its preferred stock represented by depositary shares. The shares of any series of the preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between Phillips 66 and a bank or trust company we will name in the prospectus supplement.

Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, proportionately, to all the rights, preferences and privileges of the preferred stock represented by that depositary share, including dividend, voting, redemption, conversion, exchange and liquidation rights. The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. Each receipt will represent the applicable interest in a number of shares of a particular series of the preferred stock, which we will describe in the prospectus supplement.

We have summarized below selected provisions that would likely be included in a deposit agreement, the related depositary shares and depositary receipts evidencing those shares. This summary is not complete. We will file a form of deposit agreement and a form of depositary receipt with the SEC before Phillips 66 issues any depositary shares, and you should read those documents for provisions that may be important to you.

A holder of depositary shares will be entitled to receive the whole number of shares of preferred stock underlying those depositary shares. Holders will not be entitled to receive fractional shares. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the whole number of shares to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt for the excess number of depositary shares.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions received with respect to the preferred stock to the record holders of depositary receipts in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts in proportion, insofar as possible, to the number of depositary shares owned by those holders. If the depositary determines that it is not feasible to make such a distribution, it may, with Phillips 66’s approval, adopt any method that it deems equitable and practicable to effect the distribution, including a sale of the property and distribution of the net proceeds from the sale to the holders.

The amount distributed in any of the above cases will be reduced by any amount Phillips 66 or the depositary is required to withhold on account of taxes.

Conversion and Exchange

If any preferred stock underlying the depositary shares is subject to provisions relating to its conversion or exchange as described in the prospectus supplement, each record holder of depositary shares will have the right or obligation to convert or exchange those depositary shares in accordance with those provisions.

Redemption of Depositary Shares

Whenever Phillips 66 redeems a share of preferred stock held by the depositary, the depositary will redeem on the same redemption date a proportionate number of depositary shares representing the shares of preferred stock redeemed. The redemption price per depositary share will be equal to the aggregate redemption price payable with respect to the number of shares of preferred stock underlying the depositary shares. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or proportionately as Phillips 66 may determine.

Voting

Upon receipt of notice of any meeting at which the holders of the preferred stock underlying the depositary shares are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary receipts. Each record holder of the depositary receipts on the record date, which will be the same date as the record date for the preferred stock, may then instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying the depositary shares in accordance with the instructions, and Phillips 66 will agree to take all reasonable action that the depositary deems necessary to enable the depositary to do so. The depositary will abstain from voting the preferred stock to the extent that it does not receive specific written instructions from holders of depositary shares representing the preferred stock.

Record Date

Whenever:

•	any cash dividend or other cash distribution becomes payable, any distribution other than cash is made, or any rights, preferences or privileges are offered with respect to the preferred stock, or
•	the depositary receives notice of any meeting at which holders of preferred stock are entitled to vote or of which holders of preferred stock are entitled to notice, or of the mandatory conversion of or any election by Phillips 66 to call for the redemption of any preferred stock, the depositary will in each instance fix a record date, which will be the same as the record date for the preferred stock, for the determination of the holders of depositary receipts:

•	who will be entitled to receive the dividend, distribution, rights, preferences or privileges or the net proceeds of any sale, or
•	who will be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of the meeting or the redemption or conversion.

Amendment and Termination of the Deposit Agreement

Phillips 66 and the depositary may at any time agree to amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that adversely alters the rights of holders of depositary shares in any material respect will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by Phillips 66 or by the depositary only if all outstanding depositary shares have been redeemed or if a final distribution on the underlying preferred stock has been made to the holders of the depositary shares in connection with the liquidation, dissolution or winding up of Phillips 66.

Charges of Depositary

Phillips 66 will pay all charges of the depositary, including charges in connection with:

•	the initial deposit of the preferred stock;
•	the initial issuance of the depositary receipts;
•	the distribution of information to the holders of depositary receipts with respect to matters on which preferred stock is entitled to vote; and
•	withdrawals of the preferred stock by the holders of depositary receipts or upon redemption or conversion of the preferred stock.

Holders of depositary shares will pay taxes (including any transfer taxes) and other governmental charges and any other charges expressly provided in the deposit agreement to be at the expense of those holders.

Resignation and Removal of Depositary

The depositary may at any time resign or be removed by Phillips 66. Any resignation or removal will become effective upon the acceptance by the depositary’s successor of its appointment. If Phillips 66 has not appointed a successor depositary and the successor depositary has not accepted its appointment within 60 days after the depositary delivered a resignation notice to Phillips 66, the depositary may terminate the deposit agreement.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

Phillips 66 may issue stock purchase contracts, including contracts obligating holders to purchase from Phillips 66, and Phillips 66 to sell to the holders, or for Phillips 66 to issue in exchange for other securities, a specified number of shares of Phillips 66 common stock or preferred stock (or a range of numbers of shares in accordance with a predetermined formula) at a future date or dates or upon the occurrence of specified events. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.

Phillips 66 may issue the stock purchase contracts separately or as a part of units, often known as stock purchase units, consisting of a stock purchase contract and any combination of:

•	senior debt securities or subordinated debt securities of Phillips 66, or
•	debt obligations of third parties, including U.S. Treasury securities,

securing the holder’s obligations to purchase the common stock or preferred stock under the stock purchase contracts.

The stock purchase contracts may require Phillips 66 to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner, and in specified circumstances, Phillips 66 may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing that holder’s obligations under the original stock purchase contract.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units and, if applicable, prepaid securities. That description will not be complete. For more information, you should review the stock purchase contracts and, if applicable, the collateral arrangements and depositary arrangements relating to those stock purchase contracts or stock purchase units and any prepaid securities and the document(s) under which the prepaid securities will be issued. We will file forms of these documents with the SEC before we issue any stock purchase contracts or stock purchase units and, if applicable, prepaid securities.

PLAN OF DISTRIBUTION

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all of the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We will include in the prospectus supplement the names of the principal underwriters and the amounts underwritten.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in these sale transactions will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

Each series of offered securities will be a new issue and, other than our common stock, which is listed on the New York Stock Exchange, will have no established trading market. We may elect to list any series of offered securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for any of our offered securities will develop.

LEGAL MATTERS

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel.

EXPERTS

The consolidated financial statements of Phillips 66 appearing in Phillips 66’s Annual Report (Form 10-K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of Phillips 66’s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The financial statements of WRB Refining LP appearing in Phillips 66’s Annual Report (Form 10-K) for the year ended December 31, 2014, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Chevron Phillips Chemical Company LLC appearing in Phillips 66’s Annual Report (Form 10-K) for the year ended December 31, 2014, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$1,500,000,000

Phillips 66

$500,000,000 Floating Rate Senior Notes due 2021
$800,000,000 3.900% Senior Notes due 2028
$200,000,000 4.875% Senior Notes due 2044

fully and unconditionally
guaranteed by

Phillips 66 Company

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Deutsche Bank Securities
Citigroup
Goldman Sachs & Co. LLC
Mizuho Securities
Scotiabank
BNP PARIBAS
Credit Suisse
MUFG
TD Securities
BofA Merrill Lynch
Barclays
J.P. Morgan
RBC Capital Markets

Co-Managers

UniCredit Capital Markets
COMMERZBANK
HSBC
PNC Capital Markets LLC
SMBC Nikko
SunTrust Robinson Humphrey
The Williams Capital Group, L.P.
US Bancorp
Wells Fargo Securities

February 26, 2018